Exhibit 99.1

THIRD QUARTER 2016

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS RECORD THIRD QUARTER 2016 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2016 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, August 24, 2016—Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,895 million for the third quarter ended July 31, 2016, up $420 million or 17% from a year ago and up $322 million or 13% from last quarter. In addition, today we announced an increase to our quarterly dividend of $0.02 or 2% to $0.83 per share.

Excluding an after-tax gain of $235 million from the sale of RBC General Insurance Company, our home and auto insurance business, to Aviva Canada Inc. (Aviva), net income of $2,660 million(1) was up $185 million or 7% from the prior year. Results reflect strong earnings in Wealth Management, which benefited from the inclusion of City National Bank (City National), and strong earnings in Capital Markets and higher earnings in Personal & Commercial Banking. These factors were partially offset by lower results in Insurance excluding the gain on sale, and in Investor & Treasury Services as the prior year included an additional month of earnings. Our performance also reflects benefits from our ongoing focus on efficiency management activities. Our capital position was strong with a Basel III Common Equity Tier 1 (CET1) ratio of 10.5%.

Compared to last quarter, excluding the gain on sale as noted above, net income was up $87 million or 3%(1), mainly reflecting higher earnings across most of our segments. Results reflect improved credit quality, with our provision for credit losses (PCL) ratio of 0.24%, down 12 bps, mainly due to lower PCL in the oil & gas sector.

“RBC had a record third quarter, delivering reported earnings of over $2.8 billion and $7.9 billion for the first nine months of the year, demonstrating the strength of our diversified business model and our disciplined risk and efficiency management. Our strong capital position enabled us to repurchase $292 million of common shares in the third quarter and I’m pleased to announce a 2% increase to our quarterly dividend,” said Dave McKay, RBC President and Chief Executive Officer. “We remain focused on prudently managing risks and costs while innovating to enhance the client experience and deliver long-term shareholder value.”

Q3 2016 compared to Q3 2015

•     Net income of $2,895 million (up 17% from $2,475 million)

•     Diluted earnings per share (EPS) of $1.88 (up $0.22 from $1.66)

•     Return on common equity (ROE)(2) of 18.0% (down 10 bps from 18.1%)

•     Basel III CET1 ratio of 10.5% (up 40 bps from 10.1%)

YTD 2016 compared to YTD 2015 • Net income of $7,915 million (up 6% from $7,433 million) • Diluted EPS of $5.13 (up $0.14 from $4.99) • ROE of 16.5% (down 240 bps from 18.9%)

Excluding specified item(1): Q3 2016 compared to Q3 2015 • Net income of $2,660 million (up 7% from $2,475 million) • Diluted EPS of $1.72 (up $0.06 from $1.66) • ROE of 16.5% (down 160 bps from 18.1%)

Excluding specified items(1): YTD 2016 compared to YTD 2015

•     Net income of $7,680 million (up 5% from $7,325 million)

•     Diluted EPS of $4.97 (up $0.05 from $4.92)

•     ROE of 16.0% (down 260 bps from 18.6%)

Specified items as detailed on page 3 include: In Q3 2016, a gain of $287 million ($235 million after-tax) from the sale of RBC General Insurance Company to Aviva and, in Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of a foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE).

Q3 2016 Business Segment Performance

Personal & Commercial Banking net income of $1,322 million, was up $41 million or 3% compared to last year. Canadian Banking net income was $1,284 million, up $45 million or 4% compared to last year, mainly reflecting volume and fee-based revenue growth across most businesses. These factors were partially offset by lower spreads, higher PCL and higher costs to support business growth. Caribbean & U.S. Banking net income of $38 million, was down $4 million from last year.

[1]	Results and measures excluding specified items are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP section on page 3 of this earnings release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2016 Report to Shareholders.

Compared to last quarter, Personal & Commercial Banking net income was up $25 million or 2%. Canadian Banking net income was up $43 million or 3%, largely due to the positive impact of seasonal factors, including additional days in the quarter, higher fee-based revenue, and volume growth. These factors were partially offset by higher costs to support business growth and lower spreads. Caribbean & U.S. Banking net income was down $18 million largely due to lower foreign exchange revenue and an unfavourable net cumulative accounting adjustment.

Wealth Management net income of $388 million was up $103 million or 36% from a year ago, largely reflecting the inclusion of City National, which contributed $82 million to net income, and the benefits from our efficiency management activities. Excluding amortization of intangibles and integration costs of $29 million and $12 million after-tax respectively, City National contributed $123 million(3) to net income.

Compared to last quarter, net income was up $2 million or 1%, largely due to higher earnings on average fee-based client assets reflecting capital appreciation, and higher earnings from City National largely due to strong loan growth, partially offset by the change in fair value of our U.S. share-based compensation plan.

Insurance net income of $364 million was up $191 million from a year ago. Excluding the after-tax gain of $235 million on the sale of the home and auto insurance business as noted above, net income of $129 million was down $44 million(4) or 25%, mainly due to lower earnings from U.K. annuity contracts as compared to the prior year, which included a new contract, and higher claims costs of $10 million due to the Fort McMurray wildfires in May 2016. These factors were partially offset by favourable life policyholder behaviour.

Compared to last quarter, net income was up $187 million. Excluding the gain on sale as noted above, net income was down $48 million(4) or 27%, reflecting lower investment-related gains, and higher claims costs mainly related to the Fort McMurray wildfires in May 2016. In addition, the prior quarter included a tax recovery. These factors were partially offset by favourable life policyholder behaviour and lower life retrocession claims costs.

Investor & Treasury Services net income of $157 million was down $10 million or 6% from a year ago as the prior year included an additional month of earnings in Investor Services of $42 million ($28 million after-tax). In the current quarter, higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements were partially offset by increased investment in technology initiatives and lower revenue from foreign exchange market execution.

Compared to last quarter, net income was up $18 million or 13%, primarily due to higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements, partially offset by higher regulatory costs.

Capital Markets net income of $635 million was up $90 million or 17% from a year ago, driven by strong results in our Global Markets business, lower taxes, and an increase due to foreign exchange translation. These factors were partially offset by lower results in our Corporate and Investment Banking business mainly reflecting decreased client activity.

Compared to last quarter, net income was up $52 million or 9%, mainly due to higher fixed income trading revenue, lower PCL and growth in debt and equity origination activity. These factors were partially offset by lower equity trading revenue, largely in Canada, higher variable compensation on improved results and higher taxes.

Corporate Support net income was $29 million, largely reflecting asset/liability management activities. Net loss last quarter was $9 million mainly due to the increase of $50 million ($37 million after-tax) in the allowance for credit losses for loans not yet identified as impaired, which was mostly offset by asset/liability management activities.

Capital – As at July 31, 2016, Basel III CET1 ratio was 10.5%, up 20 bps as compared to last quarter, largely reflecting strong internal capital generation partially offset by the impact of a lower discount rate in determining our pension and other post-employment benefit obligations, share buybacks and higher risk-weighted assets. During the quarter, we repurchased $292 million of common shares through our buyback program.

Credit Quality – Total PCL of $318 million was down $142 million or 31% as compared to last quarter, largely reflecting lower PCL in Capital Markets mainly due to lower provisions in the oil & gas sector. In addition, the prior quarter included a $50 million ($37 million after-tax) increase in our provision for loans not yet identified as impaired. Total PCL ratio of 0.24% was down 12 bps compared to last quarter. PCL ratio on impaired loans was down 8 bps from last quarter.

[3]	City National results excluding amortization of intangibles and acquisition and integration costs is a non-GAAP measure that provides readers with a better understanding of management’s perspective on our performance. For further information, refer to the non-GAAP section on page 3 of this earnings release.
[4]	Results and measures excluding the gain on the sale of RBC General Insurance Company are non-GAAP measures. For further information, including reconciliation, refer to the non-GAAP section on page 3 of this earnings release.

Total gross impaired loans (GIL) of $3,716 million was relatively flat from last quarter with higher impaired loans in Capital Markets, mainly in the oil & gas sector, reflecting the lower oil price environment. These factors were offset by lower impaired loans in Caribbean Banking and lower acquired credit impaired (ACI) loans related to City National. Total GIL ratio of 0.70%, was down 1 bp compared to last quarter.

Non-GAAP Measures

Results and measures excluding the items outlined below are non-GAAP measures:

•	A gain of $287 million ($235 million after-tax) in Q3 2016 from the sale of RBC General Insurance Company to Aviva;
•	A gain of $108 million (before- and after-tax) in Q2 2015 from the wind-up of a U.S.-based subsidiary that resulted in the release of CTA that was previously booked in OCE; and
•	$48 million ($29 million after-tax) of amortization of intangibles and $20 million ($12 million after-tax) of integration costs in Q3 2016 related to our acquisition of City National.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2016 Report to Shareholders.

Net Income, excluding specified items
	For the three months ended July 31, 2016
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	RBC General Insurance Company	Adjusted
Net income	$2,895	$235	$2,660
Basic earnings per share	$1.88	$0.16	$1.72
Diluted earnings per share	$1.88	$0.16	$1.72
ROE	18.0%		16.5%

	For the nine months ended July 31, 2016			For the nine months ended July 31, 2015
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	RBC General Insurance Company	Adjusted	Reported	Release of CTA	Adjusted
Net income	$7,915	$235	$7,680	$7,433	$108	$7,325
Basic earnings per share	$5.15	$0.16	$4.99	$5.00	$0.07	$4.93
Diluted earnings per share	$5.13	$0.16	$4.97	$4.99	$0.07	$4.92
ROE	16.5%		16.0%	18.9%		18.6%

Insurance net income, excluding specified items
	For the three months ended July 31, 2016			For the nine months ended July 31, 2016
(Millions of Canadian dollars)	Reported	RBC General Insurance Company	Adjusted	Reported	RBC General Insurance Company	Adjusted
Net income	$364	$235	$129	$672	$235	$437

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and in the Risk management section of our Q3 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section in our Q3 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report to Shareholders and in the Risk management section of our Q3 2016 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2016 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday August 24, 2016 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217, 866-696-5910, passcode 9395465#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on RBC’s website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 24, 2016 until November 14, 2016 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 7557853#).

Media Relations Contacts

Claire Holland, Senior Director, Communications, claire.holland@rbc.com, 416-974-2239 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Dave Mun, SVP & Head, Investor Relations, dave.mun@rbc.com, 416-955-7803

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

Asim Imran, Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Brendon Buckler, Associate Director, Investor Relations, brendon.buckler@rbc.com, 416-955-7807

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com. RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments, sponsorships and employee volunteer activities. In 2015, we contributed more than $121 million to causes around the world.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.